NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 9, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 13, 2009. Each Preferred Share has a liquidation preference of $30.15, plus an amount equal to accrued, cumulated and unpaid dividends. Each Preferred Share will automatically convert on February 17, 2009 into between 0.7874 and 1.0000 Common Shares, subject to anti-dilution adjustments, depending on the average market price per Common Share over the 20 trading day period ending on the third trading day prior to such date. At any time prior to February 17, 2009, holders may elect to convert each Preferred Share into 0.7874 Common Shares, subject to anti-dilution adjustments. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 13, 2009.